Exhibit 99.6

Email: Philips broadcast / BioTelemetry Acquisition News from Frans & Roy

Subject line: Growing our Connected Care business with acquisition of BioTelemetry

Dear [name],

We are excited that, late yesterday evening Eastern Time, we signed an agreement to acquire BioTelemetry Inc., a leading remote cardiac diagnostics and monitoring company in the U.S. that monitors over one million patients per year.

The acquisition is a strong fit with our strategy to transform the delivery of healthcare along the health continuum. It will complement our leadership position in integrated patient monitoring solutions for the hospital, and together, we will become a global leader in patient care management solutions for the hospital and the home. We will start the tender offer next week, and expect this transaction to close in the first quarter of 2021. Here is a link to the press release we shared today.

This is such an important investment in our Connected Care business cluster. The COVID-19 pandemic has accelerated the adoption of telehealth and growth of ambulatory care. Leveraging our collective expertise, we will be in an optimal position to improve patient care across care settings for multiple diseases and medical conditions.

What an exciting way to begin our holiday season! We look forward to soon welcoming the 1,900 employees from BioTelemetry to the Philips family.

Frans van Houten Chief Executive Officer, Royal Philips	Roy Jakobs Chief Business Leader, Connected Care

Important: Social Media Guidance

We are now in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws apply to what we say internally and externally. With this, we cannot post to social media on the topic of the acquisition.

We need to restrict and prohibit all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.